EXHIBIT 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

EATON VANCE MUNICIPAL BOND FUND

(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$30,652,787	0.00015310	$4,692.94
Fees Previously Paid	$32,161,235.10(a)		$4,923.89
Total Transaction Valuation	$30,652,787
Total Fees Due for Filing			$4,692.94(b)
Total Fees Previously Paid			$4,923.89(b)
Total Fee Offsets			-
Net Fee Due			$0.00

(a)	Previously calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $4,923.89 was paid in connection with the filing of the Schedule TO-I by Eaton Vance Municipal Bond Fund (File No. 005-85179) on December 10, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.

(b)        Calculated at $153.10 per $1,000,000 of the transaction value.